UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Red Lion Hotels Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Enrico Marini Fichera

HNA Investment Management LLC

1180 Avenue of the Americas, Suite 1910

New York, NY 10036

(212) 335-2080

Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

October 31, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 756764106

1	NAMES OF REPORTING PERSONS HNA Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,738,401*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,738,401*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,738,401*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*	Comprises shares to which HNA Investment Management LLC has been given sole voting and dispositive power, as described below.
**	This calculation is based on 20,229,014 shares of Common Stock, par value $0.01 per share, outstanding as of July 29, 2016, as reported by the Issuer in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2016 filed with the Securities and Exchange Commission on August 3, 2016.

Item 1.	Security and Issuer.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on June 25, 2015 by HNA Investment Management LLC (the “Manager”), as amended by Amendment No. 1 to the Schedule 13D, filed with the SEC on December 9, 2015 (together, the “Original Schedule 13D”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of Red Lion Hotels Corporation, a corporation organized under the laws of the State of Washington (the “Issuer”). Except as otherwise specified in Amendment No. 2, all items in the Original Schedule 13D are unchanged. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

On October 31, 2016, the Manager acquired 500,000 shares of Common Stock, on behalf of HNA RLH, from Columbia Pacific Opportunity Fund, L.P., a Washington limited partnership, for a purchase price of $7.90 per share. The purchase was made using cash on hand of the HNA Group and its affiliates.

Prior to October 31, 2016, and after the filing of the Original Schedule 13D, the Manager also made various open market purchases between December 14, 2015 and December 15, 2015, acquiring in the aggregate 10,000 shares of Common Stock using cash on hand of the HNA Group and its affiliates. These 10,000 shares of Common Stock represented at the time of purchase, and still represent, less than 1% of the Common Stock of the Issuer issued and outstanding. These transactions, including the consideration paid, are set forth on Annex A to this Amendment No. 2.

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) The Manager holds the power to vote, or to direct the vote, and to dispose, or to direct the disposition, with respect to 3,738,401 shares of Common Stock, representing approximately 18.5% of the Common Stock issued and outstanding. The shares are owned directly by HNA RLH, who has transferred beneficial ownership to the Manager as described in Item 2 of the Original Schedule 13D.

(c) Other than as set forth in Item 3, neither the Manager, nor the HNA Group nor any subsidiary of the HNA Group has conducted any transactions in the Common Stock in the 60 days prior to the filing of this Amendment No. 2.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2016

HNA INVESTMENT MANAGEMENT LLC

By:	/s/ Enrico Marini Fichera
Name:	Enrico Marini Fichera
Title:	Member

Annex A

OPEN MARKET TRANSACTIONS BY THE MANAGER IN THE SECURITIES OF THE ISSUER

Date of Transaction	Number of Shares Purchased	Weighted Average Price Per Share*	Price Range*
December 14, 2015	5,000	$7.1764	$7.14-7.25
December 15, 2015	5,000	$7.4019	$7.27-7.49

*	Excluding broker commissions

The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth above.